NorthStar Healthcare Income, Inc.

399 Park Avenue
New York, NY 10022

August 6, 2012

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthStar Healthcare Income, Inc.
Registration Statement on Form S-11 (File No. 333-170802)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NorthStar Healthcare Income, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of its Registration Statement on Form S-11 (File No. 333-170802) and declare the Registration Statement, as then amended, effective as of 10:00 a.m., Washington, D.C. time, on August 7, 2012 or as soon thereafter as practicable.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call Rosemarie A. Thurston of Alston & Bird LLP at 404-881-4417.

Sincerely,

/s/ RONALD J. LIEBERMAN

Ronald J. Lieberman
General Counsel and Secretary

cc:	Ms. Rosemarie A. Thurston
Ms. Lesley H. Solomon